

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

July 30, 2009

W. Moorehead Vermilye
President and CEO
Shore Bancshares, Inc.
18 East Dover Street
Easton, MD 21601

> **Re: Shore Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2009**
> **File No. 000-22345**

Dear Mr. Vermilye:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 30 of Definitive Proxy Statement on Schedule 14A

1.   We note the disclosure that loans to related persons were made on substantially the same terms as those prevailing at the time for comparable transactions with

other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2009

Interim Financial Statements

2.   Please revise to provide the disclosures required by paragraph 26 of SFAS 154 regarding your recent correction of an error. Please more clearly discuss the nature of the error and provide a tabular reconciliation of the amounts involved before and after the correction. Clearly label the columns affected on the face of the financial statements as Restated.

Management's Discussion and Analysis

3.   In your related Form 8-K filed July 7, 2009, you disclose that the error was discovered as a result of recent regulatory examination of one of your bank subsidiaries and that the error relates to the level of specific reserves necessary for certain collateral dependent loans. Please revise to address the following:

   a.   Please identify the regulatory agency involved in the identification of the error.

   b.   More clearly discuss the loans involved, including their type, payment status, accrual status, nature of collateral, and your methodology for determining the related allowance.

   c.   Discuss any changes made to your methodology in determining the allowance for these loans as a result of the examination.

   d.   You note that the error was detected in connection one of your bank subsidiaries. Disclose how you determined that the nature of the error would not be applicable to the similar loans held by that bank or your other bank subsidiaries.

   e.   Please tell us and considering revising your Form 10-Q as amended for March 31, 2009 as well as your Form 10-Q for June 30, 2009 to disclose how you considered whether you had a material weakness in your internal control over financial reporting relating to the error.

   f.   Please tell us and consider revising your Form 10-Q as amended for March

31, 2009 as well as your Form 10-Q for June 30, 2009 to disclose how the certifying officers were able to conclude that your disclosure controls and procedures were effective in light of the identification of the error that resulted in the restatement of your financial statements.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact

Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney-Adviser